GE HEALTHCARE TECHNOLOGIES INC.

500 W. Monroe Street

Chicago, IL 60661

May 4, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jane Park and Abby Adams

Re: GE HealthCare Technologies Inc.

Registration Statement on

Form S-4 (File No. 333-271435)

Dear Ms. Park and Ms. Adams:

In accordance with Rule 461 of the Securities Act of 1933, as amended, we hereby respectfully request that the effective date of the above-captioned Registration Statement on Form S-4 (File No. 333-271435) (the “Registration Statement”) of GE HealthCare Technologies Inc. (the “Company”) be accelerated by the Securities and Exchange Commission to 4:00 p.m., New York City time, on May 8, 2023 or as soon thereafter as practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Christodoulos Kaoutzanis of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3445, with written confirmation sent to the address listed on the cover of the Registration Statement. Please contact Mr. Kaoutzanis with any questions regarding the foregoing.

*****

Sincerely,

GE HEALTHCARE TECHNOLOGIES INC.

By:	/s/ Frank R. Jimenez
Name: Frank R. Jimenez
Title: General Counsel and Corporate Secretary